SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

October 29, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the Comisión Nacional de Valores (Argentine Securities Exchange Commission) “CNV” dated on October 29, 2025.

Payment of Cash Dividend

Complementary Notice

This document serves as a complementary notice (the "Complementary Notice") to the payment notice dated October 15, 2025 (the "Payment Notice") due to the repurchase of treasury shares carried out after posting such Payment Notice and the consequent change in the number of treasury shares held by the Company. Said repurchase transactions were carried out under the framework of the program disclosed in the relevant event filing dated October 8, 2025.

Therefore, please be advised that Banco Macro S.A. shall make available and pay to its shareholders instalment No. 5 of the cash dividend of AR $ 36,589,874,132.56, (i.e., AR $ 57.2261951351 per share representing 5,722.6195% of the outstanding capital stock of AR $639,390,301).

Available as of: 10/31/2025

Record date: 10/29/2025

We also inform that since the Bank has a share buyback program in force, in case of any share buyback carried out between the date of this notice and COB (Close of Business) on the record date, a Supplementary Notice will be filed.

As to the aggregate amount of dividends Banco Macro S.A. shall distribute, please be advised that such amount is subject to a 7% withholding under section 97 of the Income Tax Law as revised in 2019.

Such cash dividend shall be made available as of the above stated date at Caja de Valores S.A. located in 25 de Mayo 362, Autonomous City of Buenos Aires, Mondays to Fridays from 10 AM to 3 PM.

Shareholders holding American Depositary Receipts (ADRs) shall receive the relevant dividend under the applicable depositary agreement through The Bank of New York Mellon, as depositary agent of such certificates’ underlying Class B Shares as of the relevant date under the rules applicable in the jurisdiction in which such ADRs of the Company are listed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 29, 2025

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer